UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIAS RENOVÁVEIS S.A.

Listed Company

Corporate Taxpayers ID. (CNPJ/MF): 08.439.659/0001-50

CPFL ENERGIA S.A.

Listed Company

Corporate Taxpayers ID. (CNPJ/MF): 02.429.144/0001-93

CPFL GERAÇÃO DE ENERGIA S.A.

Listed Company

Corporate Taxpayers ID. (CNPJ/MF): 03.953.509/0001-47

MATERIAL FACT

CPFL Energia S.A. (“CPFL Energia”), CPFL Geração de Energia S.A. (“CPFL Geração”) and CPFL Energias Renováveis S.A. (“Company”), complementing the Material Fact published on September 30, 2014, and in compliance with article 157, paragraph 4 of Law 6,404 of December 15, 1976, as amended and in effect (“Brazilian Corporations Law”) and CVM Instruction 358 of January 3, 2002, as amended, hereby announce to their shareholders and the market the following:

On this date, a Private Instrument for the Mutual Rescission of the Shareholders' Agreement of CPFL Energias Renováveis S.A. was signed, by which DEG – DEUTSCHE INVESTITIONS– UND ENTWICKLUNGSGESELLSCHAFT MBH ceased to be a signatory to the Shareholders' Agreement of the Company (“Shareholders' Agreement”).

Following this, the 8th amendment and restatement of the Shareholders' Agreement of the Company (“8th Amendment to the Shareholders' Agreement”) was signed, with the Company being the intervening and consenting party, to adapt the Shareholders' Agreement to the terms established between the controlling shareholders of the Company and Arrow in the association agreement signed on February 17, 2014 (“Association Agreement”) by the Company, CPFL Geração, a subsidiary of CPFL Energia, Arrow – Fundo de Investimento em Participações (“Arrow”), WF2 Holding S.A. (“WF2”) and Dobrevê Energia S.A. (“DESA”), which established the terms and conditions for the association between DESA and the Company (“Association”).

The 8th Amendment to the Shareholders' Agreement will be filed at the head office of the Company and a copy of it is available for reference in the websites of the Company, CPFL Geração, CPFL Energia, BM&FBovespa (www.bmfbovespa.com.br) and the Brazilian Securities Commission (www.cvm.gov.br).

The Shareholders' Agreement will replace, in all its terms and conditions, the shareholders' agreement of the Company signed on May 31, 2012 and amended on June 16, 2014, which was until then in effect.

São Paulo, October 1, 2014.

Carlos Wilson Ribeiro

Chief Financial and Investors Relations Officer

CPFL Energias Renováveis S.A.

Gustavo Estrella

Chief Financial and Investor Relations Officer

CPFL Energia S.A.

Gustavo Estrella

Chief Financial and Investor Relations Officer

CPFL Geração de Energia S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 1, 2014

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.